

Mail Stop 3720

August 22, 2006

Mr. Dominik de Daniel
Chief Financial Officer
Adecco S.A.
1275 Cheserex
Switzerland

> **Re:** **Adecco S.A.**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed April 12, 2006**
> **File No. 001-14996**

Dear Mr. de Daniel:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2005

General

1. Please note that your correct file number is 001-14996. Please revise.

Risk Factors

<u>The Company's major shareholders, which include the Company's Chairman and CEO…, page 7</u>

2. We note that the Jacobs Group is "entitled and obliged, subject to certain conditions precedent, to acquire additional 12,000,000 shares representing 6.4% of the total Adecco S.A. shares…by June 30, 2007." Please tell us and disclose the terms of the arrangement, including the Group's purchase price. Tell us whether you have an obligation to issue a fixed number of shares in the future. Also, tell us how you accounted for the arrangement in the financial statements.

3. It does not appear from your tabular disclosure on page F-17 that some portion of the conditional capital is reserved for the Jacobs Group. Please tell us why.

<u>Note 10 – Shareholders' Equity, page F-17</u>

4. We note from your disclosure herein that you have conditional capital totaling 21.2 million shares, of which 5.9 million and 15.4 million are reserved for the exercise of stock options and for financial instruments, respectively. It appears that of the 15.4 million shares, approximately 9.5 million shares are related to the guaranteed convertible bonds. Tell us and disclose what accounts for the balance of the shares reserved for financial instruments.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director